EXHIBIT 99.2

Directors' Report on the state of the company's affairs for the period ended September 30, 2013

Board of Directors' Report on the State of the Company's Affairs for the Nine and Three Month Periods Ended September 30, 2013

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Directors' Report on the state of the company's affairs for the period ended September 30, 2013

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the nine months ended September 30, 2013 (“the Reporting Period”) and the three months then ended (“Quarter”).

The Board of Directors’ report includes a summary review of those matters discussed therein, and was prepared assuming the Board of Directors' report of December 31, 2012 is also available to the reader.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic fixed line communications
2.	Cellular Communications
3.	International Communications, Internet and NEP Services
4.	Multi-Channel Television (presented using the equity method)

The Company’s consolidated financial statements also include an “Other” segment, which comprises mainly internet services and internet portal operation services (through Walla), as well as customer call center services (through Bezeq On-Line). The “Other” segment is immaterial at the Group level.

Profit in the period attributable to owners of the Company totaled NIS 1,419 million, as compared to NIS 1,339 million in the same period last year, an increase of 6%.

The Group’s EBITDA (operating profit before depreciation and amortization) decreased from NIS 3,338 million in the corresponding period last year, to NIS 3,209 million in the present Reporting Period, a decrease of 3.9%.

In the Quarter, profit attributable to owners of the Company totaled NIS 449 million, as compared to NIS 342 million in the same quarter last year, an increase of 31.3%.

The Group’s EBITDA decreased from NIS 1,026 million in the corresponding quarter to NIS 1,050 million in the present Quarter, a decrease of 2.3%.

Results for the Reporting Period and Quarter, as compared with results for the corresponding period and quarter last year, were affected mainly by increased competition in the telecommunications market, (notably in the Cellular Communications segment), which reduced Group revenue. On the other hand, actions carried out by Group members brought about a drop in operating expenses. This drop, in addition to a drop in the Company's share of the losses of investees and tax expenses, offset the influence of the drop in revenues and led to an increase in profits for the period and for the quarter.

1.	The Board of Directors’ explanations for the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1.	Financial Status

1.1.1.	Assets

The Group’s assets as of September 30, 2013, totaled NIS 14.79 billion, as compared to NIS 16.22 billion on September 30, 2012; of these assets, NIS 5.95 billion (40%) comprise property, plant and equipment, compared with NIS 6.12 billion (38%) on September 30, 2012.

Directors' Report on the state of the company's affairs for the period ended September 30, 2013

The decrease in the Group’s assets is mainly attributable to the Cellular Communications segment.

Cellular Communications assets decreased from NIS 5.09 billion on September 30, 2012, and totaled NIS 4.1 billion on September 30, 2013. This decrease was mainly attributable to a decrease in trade receivables as a result of a decrease in revenues from handset sales paid for in installments, the factoring in of receivables of non-refundable credit-card payments during the period, and decreased revenues from services. Decreases were also recorded in the balances of cash and cash equivalents, fixed assets, intangible assets and inventory.

In the Domestic Fixed-Line Communications segment, total assets net of loans and investments in investees, without dividends receivable, decreased compared to September 30, 2012, totaling NIS 310 million. The drop results from a decrease in cash, ongoing investments, trade receivables and long-term receivables, fixed assets and deferred tax assets.

In the International Communications, Internet, and NEP segment, total assets decreased by NIS 100 million. Most of the revaluation occurred in the balances of cash and financial assets held for trade.

In the Multi-Channel Television segment, total assets were up by NIS 110 million. This increase was due to an increase in the balance of broadcast rights following an increase in the balance of original productions and content purchases, from an increase in fixed assets largely deriving from an increase in investment in set-top boxes as well as an increase in net intangible assets deriving largely from an increase in software.

1.1.2.	Liabilities

The Group’s debt to financial institutions and bondholders as of September 30, 2013, totaled NIS 9.84 billion, as compared to NIS 8.94 billion as of September 30, 2012.1. This increase is attributable to the Domestic Fixed-Line Communications segment, following a bond issuance in the second quarter of 2013 as an expansion of an existing bond series and the receipt of loans from banks. This increase was offset by repayment of bonds and loans in the Domestic Fixed-Line Communications, and the Cellular Communications segments

1.1.3.	Equity

Equity attributable to owners of the Company totaled NIS 2.05 billion as of September 30, 2013, comprising 13.9% of the balance sheet total, compared to NIS 1.94 billion on September 30, 2012 that constitutes 12% of the balance sheet total.

The increase in equity due to the Group's earnings was offset due to a NIS 1.83 billion in dividend distribution during the period, due to the profits in the second half of 2012 and in the first half of 2013 (see Note 6.2 to the financial statements).

1
The Group’s debt to financial institutions and bondholders, net of cash and cash equivalents and current investments, totaled NIS 8.58 billion as of September 30, 2013, as compared to NIS 7.19 billion as of September 30, 2012.

Directors' Report on the state of the company's affairs for the period ended September 30, 2013

1.2.	Results of operations

1.2.1.	Highlights

Highlights from the consolidated statement of income:

	1-9/2013	1-9/2012	Increase/ (Decrease)		7-9/2013	7-9/2012	Increase/ (Decrease)
	NIS Millions	NIS Millions	NIS Millions	%	NIS Millions	NIS Millions	NIS Millions	%

Revenues	7,154	7,829	(675)	(8.6)	2,398	2,494	(96)	(3.8)
Operating expenses	4,928	5,566	(638)	(11.5)	1,677	1,827	(150)	(8.2)
Operating profit	2,226	2,263	(37)	(1.6)	721	667	54	8.1
Finance expenses, net	96	88	8	9.1	45	55	(10)	(18.2)
Profit after finance expenses, net	2,130	2,175	(45)	(2.1)	676	612	64	10.5
Share in losses of investees	195	233	(38)	(16.3)	88	92	(4)	(4.3)
Profit before income tax	1,935	1,942	(7)	(0.4)	588	520	68	13.1
Taxes on income	516	597	(81)	(13.6)	139	178	(39)	(21.9)
Profit for the period	1,419	1,345	74	5.5	449	342	107	31.3
Attributed to:
Owners of the Company	1,419	1,339	80	6.0	449	342	107	31.3
Non-controlling interest	-	6	(6)	(100)	-	-	-	-
Profit for the period	1,419	1,345	74	5.5	449	342	107	31.3
Earnings per share (NIS)
Basic and diluted earnings per share	0.52	0.49	0.03	6.1	0.16	0.13	0.03	23.1

Directors' Report on the state of the company's affairs for the period ended September 30, 2013

The 8.6% and 3.8% decline in the Group’s revenues in the period and in the quarter, respectively, were largely derived from the Cellular Communications segment as a result of increased competition that brought about a drop in revenues from services and in the reported period, a drop in revenues from the sale of end equipment.

The following is an explanation of the decline in the Group’s operating expenses:

Depreciation and amortization expenses totaled NIS 983 million in the Period, as compared to NIS 1,075 million in the same period last year, a decrease of 8.6%.
In the Quarter, the Group’s depreciation and amortization expenses totaled NIS 329 million, as compared to NIS 359 million in the corresponding quarter last year, a decrease of 8.4%.
The decrease was mainly recorded in the Cellular Communications and Domestic Fixed-Line Communications segments.

The Group’s salary expenses totaled NIS 1,431 million in the Period, as compared to NIS 1,527 million in the same period last year, a decrease of 6.3%.
In the Quarter, the Group’s salary expenses totaled NIS 464 million, as compared to NIS 511 million in the corresponding quarter last year, a decrease of 9.2%.
The decrease in salary expenses is mainly attributable to the Cellular Communications and Domestic Fixed-Line Communications segments, primarily due to a reduction in the workforce.

The Group’s operating and general expenses totaled NIS 2,610 million in the Period, as compared to NIS 2,976 million in the same period last year, a decrease of 12.3%.
In the Quarter, the Group’s operating and general expenses totaled NIS 890 million, as compared to NIS 963 million in the same quarter last year, a decrease of 7.6%.
The decrease in operating and general expenses derives from the Cellular Communications and Domestic Fixed-Line Communications segments, as described below. Furthermore, starting 2013, Group companies are no longer required to pay royalties to the State.

The Group’s other operating income, net, totaled NIS 96 million in the Period, as compared to NIS 12 million in the same period last year.
In the Quarter, the Group’s other operating income, net, totaled NIS 6 million, similar to the same quarter last year.
This increase in the reported period is attributable to the Domestic Fixed-Line Communications segment.

The Group’s net finance expenses totaled NIS 96 million in the Period, as compared to NIS 88 million in the same period last year, an increase of 9.1%.
In the Quarter, the Group’s net finance expenses totaled NIS 45 million, as compared to NIS 55 million in the same quarter last year, a decrease of 18.2%.
Most of the increase in net finance expenses in the Period stems from the sale of all of the Group's shares in Traffix Communications Systems Ltd., for a gain of NIS 74 million in the first quarter of 2012. In the present Quarter and Period, growth was moderated by a decrease in net finance expenses, mainly attributable to the Domestic Fixed-Line Communications and the Cellular Communications segments.

Income taxes totaled NIS 516 million in the Period (24.2% of the Group’s profit after finance expenses, net), as compared to NIS 597 million in the same period last year, which constituted 27.5% of profit after finance expenses, net.
In the Quarter, income taxes totaled NIS 139 million (20.6% of profit after finance expenses, net), as compared to NIS 178 million in the same period last year (29.1% of profit after finance expenses, net).
The decrease in the percentage ratio of taxes to profit after net finance expenses, largely derives from a drop in non-deductible tax expenses in the Quarter and Period compared to the corresponding periods last year in the domestic Fixed-Line Communications segment.

Directors' Report on the state of the company's affairs for the period ended September 30, 2013

1.2.2.	Operating segments

a.	Revenue and operating profit by operating segment:

	1-9/2013		1-9/2012		7-9/2013		7-9/2012
	NIS Millions	% of revenues	NIS Millions	% of revenues	NIS Millions	% of revenues	NIS Millions	% of revenues
Revenues by operating segment
Domestic Fixed-Line Communications	3,377	47.2%	3,509	44.8%	1,127	47.0%	1,149	46.1%
Cellular Communications	2,826	39.5%	3,441	43.9%	947	39.5%	1,049	42.1%
International Communications, Internet and NEP Services	1,064	14.9%	1,001	12.8%	360	15.0%	339	13.6%
Multi-Channel Television	1,218	17.0%	1,228	15.7%	410	17.1%	403	16.1%
Other and setoffs*	(1,331)	(18.6)%	(1,350)	(17.2)%	(446)	(18.6)%	(446)	(17.9)%
Total Group revenues	7,154	100%	7,829	100%	2,398	100%	2,494	100%

	1-9/2013		1-9/2012		7-9/2013		7-9/2012
	NIS Millions	% of segment revenues	NIS Millions	% of segment revenues	NIS Millions	% of Revenues from the Segment	NIS Millions	% of Revenues from the Segment
Operating profit by segment
Domestic Fixed-Line Communications	1,539	45.6%	1,395	39.8%	494	43.8%	419	36.5%
Cellular Communications	532	18.8%	725	21.1%	172	18.2%	199	19.0%
International Communications, Internet and NEP Services	171	16.1%	157	15.7%	55	15.3%	55	16.2%
Multi-Channel Television	207	17.0%	180	14.7%	72	17.6%	54	13.4%
Other and setoffs*	(223)	-	(194)	-	(72)	-	(60)	-
Consolidated operating profit / % of Group revenues	2,226	31.1%	2,263	28.9%	721	30.1%	667	26.7%

*              Setoffs are mainly attributable to the Multi-Channel Television segment, an associate company.

Directors' Report on the state of the company's affairs for the period ended September 30, 2013

b.	Domestic Fixed-Line Communication Segment

Revenues

The segment’s revenues in the Period totaled NIS 3,377 million, as compared to NIS 3,509 million in the same period last year, a decrease of 3.8%.
In the Quarter, the segment’s revenues totaled NIS 1,127 million, as compared to NIS 1,149 million in the same period last year, a decrease of 1.9%.
The decrease in the segment’s revenues is mainly attributable to decreased revenues from telephone operations, as a result of erosion in average revenue per phone line, a decrease in the number of lines, and a decrease in revenue from interconnect fees to cellular networks.
The decrease in revenues was partially offset by an increase in revenues from internet operations, as a result of an increase in the number of internet subscribers and in average revenue per subscriber.

Operating expenses:

Depreciation and amortization expenses totaled NIS 509 million in the Period, as compared to a total of NIS 541 million in the same period last year, a decrease of 5.9%.
In the Quarter, depreciation and amortization expenses totaled NIS 174 million, as compared to NIS 185 million in the same period last year, a decrease of 6%.
The decrease is attributable to the conclusion of amortizing the old network in 2012, the conclusion of amortizing other property, plant and equipment, and the adjustment of depreciation rates. The decrease was partially offset by the amortization of new investments.

Salary expenses totaled NIS 755 million in the Period, as compared to NIS 808 million in the same period last year, a decrease of 6.6%.
In the Quarter, salary expenses totaled NIS 243 million, as compared to NIS 274 million in the same period last year, a decrease of 11%.
Salary expenses were down mainly due to a reduction in the workforce and in share-based payments. This decrease was offset mainly by wage creep.

Operating and general expenses totaled NIS 672 million in the Period, as compared to NIS 778 million in the same period, a decrease of 13.6%.
In the Quarter, operating and general expenses totaled NIS 224 million, as compared to NIS 278 million in the same period last year, a decrease of 19.4%.
The decrease is attributable to the fact that, starting 2013, the Group is no longer required to pay royalties to the State. Operating and general expenses were also down due to a reduction in interconnect fees paid to communication carriers, along with a corresponding decrease in revenues from interconnect fees. Operating expenses were also down due to the Company’s streamlining efforts.  The decrease in these expenses was partially offset in the Reporting Period by a reduction in the obligation to pay frequency licensing fees in the first quarter of 2012.

Other operating income, net, totaled NIS 98 million in the Period, as compared to NIS 13 million in the same period last year.
The increase is due to increased capital gains on the sale of real estate assets, and due to a NIS 54 million loss recorded in the second quarter of last year following the termination of a customer relations management system project. The increase was partially offset by a NIS 37 million net expense, recognized on the termination of employment by way of early retirement in the Reporting Period (see Note 10 to the financial statements).

Profitability:

The segment’s operating profits in the Period totaled NIS 1,539 million, as compared to NIS 1,395 million in the same period last year, an increase of 10.3%.
In the Quarter, operating profit totaled NIS 494 million, as compared to NIS 419 million in the same period last year, an increase of 17.9%.

Directors' Report on the state of the company's affairs for the period ended September 30, 2013

This increase in operating profit is attributable to the aforesaid developments, as detailed for the various revenue and expense items.

Finance expenses, net:

Net financing expenses totaled NIS 162 million in the Reporting Period, as compared to NIS 188 million in the same period last year, a decrease of 13.8%.
In the Quarter, net finance expenses totaled NIS 57 million, as compared to NIS 63 million in the same period last year, a decrease of 9.5%.
The decrease in net finance expenses is mainly due to a decrease in finance expenses following the revaluation of an obligation to distribute dividends which does not pass the profit test, from an increase in financing revenues from shareholder loans to DBS, and a decrease in linkage and interest expenses on bonds following their repayment and hedging transactions carried out on the linked debt. The decrease in net finance expenses was offset mainly by a decrease in finance income from loans extended to investees. In the Reporting Period, influence was also due to the recognition of finance income following a decrease in frequency licensing fee obligations in the first quarter of 2012.

c.	Cellular Communications segment

Revenues

Segment revenues totaled NIS 2,826 million in the Period, as compared to NIS 3,441 million in the same period last year, a decrease of 17.9%.
In the Quarter, revenues totaled NIS 947 million, as compared to NIS 1,049 million in the same period last year, a decrease of 9.7%.
Revenues were down due to a significant increase in competition, as detailed in the 2012 Periodic Report.
Segment revenues from services totaled NIS 2,120 million in the Period, as compared to NIS 2,507 million in the same period last year, a decrease of 15.4%.
In the Quarter, revenues from services totaled NIS 710 million, as compared to NIS 816 million in the same period last year, a decrease of 13%.
Revenues from services were down due to lower tariffs as a result of increased competition, and migration to unlimited usage plans which reduced the average revenue per user (ARPU), as well as a decrease in the number of subscribers. The decrease in revenues was partially offset, particularly in the period, by an increase in revenues from cellular operators using the segment’s network
Revenues from the sale of terminal equipment totaled NIS 706 million in the Period, as compared to NIS 934 million in the same period last year, a decrease of 24.4%.
Revenues from terminal equipment sales were down due to a decrease in the number of handsets sold as well as in their selling price, which was attributable, inter alia, to the market being opened to import, and the opening of numerous stores selling terminal equipment.
In the Quarter, revenues from the sale of terminal equipment totaled NIS 237 million, as compared to NIS 233 million in the same period last year, an increase of 1.7%.
The increase in revenues from the sale of end equipment derived from an increase in the level of sales, partially offset by a drop in sales prices.

Operating expenses:

Depreciation and amortization expenses totaled NIS 345 million in the Period, as compared to a total of NIS 402 million in the same period last year, a decrease of 14.2%.
In the Quarter, depreciation and amortization expenses totaled NIS 111 million, as compared to NIS 130 million in the same period last year, a decrease of 14.6%.
Depreciation and amortization expenses were down mainly due to cessation of capitalization of subscriber acquisition costs, and assets whose depreciation period has ended.
Salary expenses totaled NIS 334 million in the Period, as compared to NIS 386 million in the same period last year, a decrease of 13.5%.

Directors' Report on the state of the company's affairs for the period ended September 30, 2013

In the Quarter, salary expenses totaled NIS 111 million, as compared to NIS 124 million in the same period last year, a decrease of 10.5%.
The decrease in salary expenses is mainly attributable to a reduction in the workforce, partially offset, mainly in the Quarter, by an increase in the value of executive's options.

Operating and general expenses totaled NIS 1,615 million in the Period, as compared to NIS 1,928 million in the same period last year, a decrease of 16.2%.
The decrease was mainly due to a decrease in the cost of handset sales, attributable to a decrease in the number of handsets sold, the cancellation of mandatory royalty payments to the State starting 2013 and a decrease in distribution commission and bad and doubtful debt expenses. Furthermore, expenses were also down due to a one-time decrease of NIS 30 million in site rental fees following adjustment of a liability estimate included in the financial statements, and a one-time decrease in net collection expenses.

In the Quarter, operating and general expenses totaled NIS 553 million, as compared to NIS 596 million in the same period last year, a decrease of 7.2%.
The decrease largely derived from a drop in content activity expenses and repair service expenses and from a one-time drop in net collection expenses.

Operating profit for the segment totaled NIS 532 million in the Period, as compared to NIS 725 million in the same period last year, a decrease of 26.6%.
This decrease in operating profit in the Period was mainly due to decreased revenue from services and a reduction in end equipment as aforesaid, as well as a decrease in the profitability of the sale of terminal equipment.
In the Quarter, operating profit totaled NIS 172 million, as compared to NIS 199 million in the same period last year, a decrease of 13.6%.
This decrease in operating profit in the Quarter was mainly due to decreased revenue from services as aforesaid.

Finance income, net:

Net finance income for the segment totaled NIS 76 million in the Period, as compared to NIS 32 million in the same period last year.
Net finance income for the segment totaled NIS 17 million in the Quarter, as compared to NIS 10 million in the same period last year.
The increase in net finance income was mainly due to lower average debt balances in the Period and in the Quarter, as well as a one-time liability adjustment in Q2 2013, which led to a NIS 10 million reduction in finance expenses.

d.	International Communications, Internet and NEP Services

Revenues:

The scope of revenue in the Period totaled NIS 1,064 million, as compared to NIS 1,001 million in the same period last year, an increase of 6.3%.
In the Quarter, segment revenues totaled NIS 360 million, as compared to NIS 339 million in the same period last year, an increase of 6.2%.
The increase in Revenues was due to increased revenues from call transfers between communication carriers worldwide, increased revenues from enterprise communication solutions (ICT), and increased revenues from internet operations due to an increase in the number of subscribers.
This increase was partially offset by a decrease in revenues from outgoing calls, stemming mainly from migration to plans offering unlimited international calls in the cellular market.

Operating expenses:

Depreciation and amortization expenses totaled NIS 97 million in the Period, as compared to a total of NIS 103 million in the same period last year, a decrease of 5.8%.
In the Quarter, depreciation and amortization expenses totaled NIS 33 million, as compared to NIS 34 million in the same period last year, a decrease of 2.9%.

Directors' Report on the state of the company's affairs for the period ended September 30, 2013

The decrease is mainly due to extension of the agreement for irrevocable bandwidth usage rights in a submarine communications cable, serving as a back-up to the segment’s own cable.

Salary expenses totaled NIS 213 million in the Period, as compared to NIS 207 million in the same period last year, an increase of 2.9%.
In the Quarter, salary expenses totaled NIS 70 million, similar to the corresponding quarter.
The increase in the period is due to an increase in the value of executive's options, a decrease in capitalized salary costs attributable to investments in the segment, and an increase in the number of employees providing outsourcing services in ICT operations.

Operating and general expenses totaled NIS 581 million in the Period, as compared to NIS 532 million in the same period, an increase of 9.2%.
In the Quarter, operating and general expenses totaled NIS 200 million, as compared to NIS 179 million in the same period last year, an increase of 11.7%.
The increase in expenses was due to an increase in costs related to call transfers between global communications carriers, and increased expenses from enterprise communications solutions. These increases were offset by a decrease in expenses due to outgoing calls, which was mirrored in the corresponding revenue item, as aforesaid.

Profitability:

In the Reporting Period, operating profit totaled NIS 171 million, as compared to NIS 157 million in the same period last year, an increase of 8.9%.
In the Quarter, operating profits totaled NIS 55 million, similar to the corresponding quarter.
This increase in operating profit is attributable to the aforesaid developments, detailed for the various revenue and expense items.

e.	Multi-Channel Television

Revenues:

The segment’s revenues in the Period totaled NIS 1,218 million, as compared to NIS 1,228 million in the same period, a decrease of 0.8%.
This decrease in revenues was mainly attributable to a one-time sale of content in the first quarter of 2012, a decrease in average revenues per subscriber and a year-on-year decrease in the average number of customers in the Reporting Period. The decline was offset by increased revenues from use of advanced products.
In the Quarter, segment revenues totaled NIS 410 million, as compared to NIS 403 million in the same period last year, an increase of 1.7%.
The increase derives from an increase in the average number of customers and an increase in average revenue per subscriber.

Directors' Report on the state of the company's affairs for the period ended September 30, 2013

Costs and expenses:

Cost of revenues totaled NIS 777 million in the Period, as compared to NIS 801 million in the same period last year, a decrease of 3%.
In the Quarter, the cost of revenue totaled NIS 258 million, as compared to NIS 273 million in the corresponding quarter last year, a decrease of 5.5%.
The decrease in cost of revenues was affected mainly by lower expenses on royalties, space segments and content, which was offset by increased depreciation expenses.

Sales, marketing and general expenses totaled NIS 233 million in the Period, as compared to NIS 247 million in the same period, a decrease of 5.7%.
The decrease in these expenses is mainly attributable to lower advertising expenditure and reduced depreciation and amortization expenses following cessation of the capitalization of subscriber acquisition costs.
In the Quarter, sales, marketing and management and general expenses totaled NIS 80 million, as compared to NIS 76 million in the same period last year, an increase of 5.3%.

Profitability:

In the Period, operating profit totaled NIS 207 million, as compared to NIS 180 million in the same period last year, an increase of 15%.
In the Quarter, profitability totaled NIS 72 million, as compared to NIS 54 million in the same period last year, an increase of 33.3%.
This increase in operating profit is attributable to the aforesaid developments, detailed for the various revenue and expense items.

1.3.	Cash Flow

Consolidated cash flows from operating activities in the Period totaled NIS 3,217 million, as compared to NIS 3,012 million in the same period last year, an increase of NIS 205 million.
In the Quarter, consolidated cash flows from operating activities totaled NIS 1,143 million, as compared to NIS 1,024 million in the same period last year, an increase of NIS 119 million.
The increase is attributable to the Domestic Fixed-Line Communications segment, mostly due to changes in working capital. The increase was partially offset by a decrease in cash flows from operating activities in the Cellular Communications segment, due to lower net profit, which in the reported Period was partially offset by a decrease in working capital. The decrease in working capital was mainly the result of a decrease in installment-based handset sales, which reduced trade receivables balances along with an offset by an increase in payments to handset suppliers.

The consolidated cash flow used for investment activity in the Period totaled NIS 528 million, as compared to NIS 1,048 million in the same period last year.
The consolidated cash flow deriving from investment activity in the Quarter totaled NIS 246 million, as compared to NIS 707 million used for investment activity in the same period last year.

Directors' Report on the state of the company's affairs for the period ended September 30, 2013

In the present Reporting Period, the Group invested NIS 767 million in developing communications infrastructures, as compared to NIS 1,009 million in the same period last year. The decrease in investment was mainly due to completion of the NGN project, and the completion of the deployment of the submarine cable in the corresponding period. Furthermore, a net yield from the sale of financial assets held for trade was received in the Reported Period at the sum of NIS 137 million, as compared to a net purchase of proceeds held for trade at the sum of NIS 126 million in the corresponding period. Furthermore, a net yield from the sale of financial assets held for trade was received in the Reported Quarter to the sum of NIS 508 million, as compared to a net purchase of NIS 446 million in the corresponding quarter.

The consolidated cash flow used for financing activity in the Period totaled NIS 2,855 million, as compared to NIS 2,640 million in the same period last year.
In the Quarter, consolidated cash flows used for financing activities totaled NIS 1,633 million, as compared to NIS 244 million in the same period last year.

In the present Reporting Period, the Group recorded NIS 894 million in debt repayments and interest payments. This figure compares to NIS 1,010 million recorded in the same period last year. However, the Group raised NIS 869 million in debt through a bonds issue in its Domestic Fixed-Line Communications segment (see Section 5.1 below).
Furthermore, the Group paid a dividend of NIS 1,469 million in the present Quarter, with no dividends paid in the corresponding quarter.

In the Reporting Period, the average balance of long-term liabilities (including current maturities) to financial institutions and bondholders totaled NIS 9,673 million.
Average supplier credit in the Reporting Period was NIS 682 million.
Average short-term customer credit in the Reporting Period was NIS 2,866 million.
Average long-term customer credit was NIS 856 million.

As at September 30, 2013, the Group had a working capital surplus of NIS 1,090 million, as compared to a working capital surplus of NIS 219 million on September 30, 2012.
According to its separate financial statements, the Company had a working capital surplus of NIS 162 million as of September 30, 2013, as compared to a deficit of NIS 1,073 million on September 30, 2012.
The decrease in working capital deficit largely derives from the lack of a dividend balance payable as of September 30 2013. The decrease in the deficit was partially offset as a result of a drop in total current assets and an increase in current maturities of long-term loans.

The Company’s Board of Directors has examined the existing resources and cash requirements and those expected in the foreseeable future, the Company’s investment needs and the sources of finance and the potential levels of monetary offerings available to the Company. Based on the examination of all of these factors, the Board of Directors reached the conclusion that despite the deficit in the Company’s working capital (according to the “solo” Financial Statements), the Company has no liquidity problem. The Company has the ability to meet existing cash needs and those in the foreseeable future, both through the creation of cash from activity, through the receipt of dividends from subsidiaries and by raising debt from banking and non-banking sources, if the Company chooses to do so.2

The above information includes forward-looking information, based on the Company’s assessments regarding liquidity. Data in practice may be materially different from the above estimate if changes occur to any of the factors taken into account in these assessments.

2.	Exposure to Market Risk and Management Thereof

2.1.
Fair value sensitivity analysis and the effects of changes in market prices on the fair value of on-balance sheet items and off-balance sheet items for which there was a strong commitment as of September 30, 2013, are not materially different than as reported on December 31, 2012.

2.2.
The linkage bases report as of September 30, 2013, is  different from the report for December 31, 2012, primarily due to additional forward transactions  seeking  to minimize the exposure of Bonds  to fluctuations in the Consumer Price Index totaling NIS 322 million (Series 5) and NIS 1.034 Billion (Series 5) in the Domestic Fixed-Line Communications segment, as well as forward transactions totaling USD 68 million in the Cellular Communications segment aimed at minimizing exposure to fluctuations in exchange rates from the purchase of terminal equipment (see Note 11.3 in the Financial Statements).

2
In light of the Board of Directors’ conclusion that despite the deficit in the Company’s working capital (according to the “solo” Financial Statements), the Company has no liquidity problem, the Company does not feature the warning signs as noted in Regulation 10(b)(14) of the Securities Regulations (Periodic and Immediate Financial Statements), for the addition of a projected cash flow report.

Directors' Report on the state of the company's affairs for the period ended September 30, 2013

3.	Corporate Governance

Disclosure concerning the financial statements’ approval process

3.1.	Committee

The Company’s Financial Statements Review Committee is a separate committee which does not serve as the Audit Committee. The Committee comprises 4 members, as follows: Yitzhak Idelman, chairman (external director); Mordechai Keret (external director); Tali Simone (external director); and Dr. Yehoshua Rosenzweig (independent director). All Committee members have accounting and financial expertise. All Committee members have submitted a statement prior to their appointment. For more information concerning the directors serving on the Committee, see Chapter D of the Company's Periodic Report for 2012.

3.2.	Financial Statement Approval Process

a.	The Financial Statements Review Committee discussed and finalized its recommendations to the Company's Board of Directors in its meetings of September 30, 2013, and November 3, 2013.

The Committee’s meetings of October 30, 2013, and November 3, 2013, were attended by all Committee members and by the Chairman of the Board, Mr. Shaul Elovitch; Company CEO, Ms. Stella Handler; Deputy CEO and CFO, Mr. Dudu Mizrahi; Company Comptroller, Mr. Danny Oz; the Internal Auditor, Mr. Lior Segal; the General Counsel, Mr. Amir Nachlieli; Mr. Rami Nomkin - director; the external auditors; and other Company officers.

b.
The Committee reviewed, inter alia, the assessments and estimates made in connection with the financial statements; internal controls over financial reporting; full and proper disclosure in the financial statements; and the accounting policies adopted on material matters.

c.	The Committee submitted its recommendations to the Company’s Board of Directors in writing on November 3, 2013.
The Board of Directors discussed the Financial Statements Review Committee's recommendations and the financial statements on November 6, 2013.

d.
The Company’s Board of Directors believes that the Financial Statements Review Committee’s recommendations were submitted a reasonable time (three days) prior to the Board meeting, taking into account the scope and complexity of these recommendations.

e.	The Company’s Board of Directors adopted the Financial Statements Review Committee’s recommendations and resolved to approve the Company’s financial statements for the third quarter of 2013.

4.	Disclosure Concerning the Company’s Financial Reporting

4.1
Due to the material nature of legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

4.2	Material Events Subsequent to the Balance Sheet Date

On November 6, 2013 the Antitrust Authority issued, for public remark (by November 28, 2013), terms that subject to which it is considering approving a merger between the Company and D.B.S. For further details see update to section 1.1.2 and section 1.3.1 to Chapter A (Description of Company Operations) of the Periodic Report for 2012.

Directors' Report on the state of the company's affairs for the period ended September 30, 2013

5.	Details of debt certificate series

5.1.
Information regarding the expansion of existing Bonds (Series 6) and Bonds (Series 7) in the second quarter of 2013 is provided in Note 11.1 to the Financial Statements. Following the expansion of this series, the total liability for Bonds (Series 7) has become material in relation to the Company’s total liabilities balance.

5.2.	Bonds (Series 5)

On June 1, 2013, the Company repaid NIS 397,827,833 par value in bonds.

The fair value and market value totaled NIS 1,608,815,758 as of June 30, 2013.

5.3.	For information regarding the rating of the bond series, see update to Section 2.13.6 in Chapter A of the 2012 Periodic Report.

The rating reports are included in the Board of Directors Report.

6.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those consolidated companies in its financial statements as of September 30, 2013, see the Company's reporting form on the MAGNA system, dated November 7, 2013.

We thank the managers of the Group’s companies, its employees, and shareholders.

/s/ Shaul Elovitch Shaul Elovitch Chairman of the Board	/s/ Stella Handler Stella Handler CEO

Signed:  November 6, 2013